TESSENDERLO GROUP

04 MAR 15 AM 7:21

FAX	DATE: 2004-03-12	PAGES: 5 including this page
TO: Ms Kung		FAX No.: 00 1 202 942 96 24
COMPANY: Security and Exchange Commission		
FROM: Martine Marique		
FAX No.: 00 32 2 639 19 17		DIRECT PHONE: 00 32 2 639 18 31
SUBJECT: our latest press release		
☐ URGENT		☐ PLEASE REPLY

MMa/JoV 2004-076

Dear Ms Kung,

82-4785

04010549

SUPPL

Please find our press release of 11th March 2004.

With kind regards,

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

Jo Verspecht
Secretary

Martine Marique
Manager Corporate Financial Services

dlw 3/15

TESSENDERLO CHEMIE INTERNATIONAL NV/SA

Troonstraat, Rue du Trône 130, B-1050 Brussels, Belgium,
Phone +32 2 639 18 11, Fax +32 2 639 17 02, Telex 236 19 – prolim b
HR Brussel 497 670 RC Bruxelles, BTW BE 432 184 686 TVA, Courts of Brussels
Website http://www.tessenderlogroup.com, E-mail tcgroup@tessenderlo.com

Brussels, 11 March 2004 **EMBARGO**: 11 March 2004 – 5.40 pm

PRESS RELEASE

Tessenderlo Group: net profit of 43.5 million EUR in 2003

- Net profit, group share, of 43.5 million EUR, a decrease of 38 %
- Cash flow of 161.7 million EUR, as compared with 206.7 million EUR in 2002
- Net dividend per share maintained at 0.85 EUR
- Strengthening of its position as the third largest producer of gelatin worldwide

Turnover increased by almost 2 %, from 1,933.9 million EUR to 1,972.2 million EUR. Based on a comparable consolidation perimeter, turnover was down by almost 1 %.

Tessenderlo Group's **net year-end profit** was 43.5 million EUR, which represents a decrease of 38 % on the 2002 figure of 70.6 million EUR.
2003 was marked by high raw material prices, lacklustre markets in Europe, which meant it was impossible to pass on raw material price rises and the weak dollar, which weighed on sales outside of Europe.
In addition, the group was seriously affected by the very sharp fall in the price of food phosphates and the third consecutive year of poor PVC.

Cash flow declined from 206.7 million EUR to 161.7 million EUR, a drop of 21.8 %, which was significantly lower than the fall in profit.

During the year, **investments in tangible fixed assets**, excluding acquisitions, totalled 118.6 million EUR, as against the previous year's figure of 110.4 million EUR.

Acquisitions during the year totalled 91 million EUR. This relates principally to the acquisition of two new gelatin production units - one in the United States and the other in Argentina - and the increase in the group's stake in its UK profiles subsidiary from 75 % to 100 %.

The group's **net financial debts** stood at 339.3 million EUR at the end of 2003, as against 303.3 million EUR at the end of 2002.
Despite investments and acquisitions, and dividend payments totalling 30.6 million EUR, debt only increased by 36 million EUR. The appreciation of the euro against the dollar reduced the portion of the group's debt denominated in dollars.

The group's **shareholders' equity** decreased from 757.9 million EUR to 756.3 million EUR. The relative weakness of the dollar and sterling in late 2003 resulted in a 17.4 million EUR decrease in shareholders' equity.

The five divisions

Inorganic Chemicals

Generally speaking, the various markets in which the **Inorganic Chemicals division** is involved were fairly gloomy in 2003. The increased supply of animal food phosphate, together with a tail-off in demand in Europe, resulted in prices plummeting. This had a significant negative impact on the results.
The market in sulphates for fertilisers remained stable, so partially offsetting the negative effect of the fall in the dollar and high freight levels.
Caustic soda prices in Europe remained lower than global prices, despite balanced supply and demand. This continued to weigh on results in the electrolysis division.

The only positive trend was seen in ferric chloride in Europe and liquid sulphur-containing fertilisers in the US.
The environmental permit for the construction of the new Ely III electrolysis plant at Tessenderlo was obtained towards the end of the year.

Fine Chemicals

In **Fine Chemicals**, several markets were under pressure due to the fact that raw material prices rose and these increases could not be passed on to customers. This was especially true of organic chlorine derivatives.
Glycine is still suffering as a result of very cheap Chinese imports.
In contrast, the results for intermediates for the pharmaceutical industry were more acceptable. In 2003, the group acquired the shares of its minority Chinese partner in Talle, its chloro-toluene factory, bringing its stake to 100 %.

PVC and Compounds

PVC and VCM prices fluctuated considerably in 2003.
Although prices were reasonable in the early part of the year, they plummeted in the second quarter. At the same time, raw material price also increased, and unfortunately remained high. The summer saw sound volumes as a result of companies involved in converting replenishing stocks. Prices and margins gradually improved in the fourth quarter.
All in all, 2003 was the third disappointing year in a row for PVC.
There was a general downturn in the compounds markets in Western Europe. This was principally due to lower demand from the shoe sector, which is feeling the negative impact of competition from Asia. On the other hand, the group's positions in the niche market of compounds for the automotive sector strengthened significantly.

Plastics Converting

As a result of cost-cutting measures, the **plastic pipe systems** business succeeded in keeping its overall results at 2002 levels. Demand in the Benelux countries has at last bottomed out. Against a positive backdrop, the most marked expansion was in the UK. France has returned to profit and the Polish business continued to expand.
2003 was a good year for **profiles** in Europe. Volumes continued to increase, particularly in Eastern Europe and England. Ongoing efforts were made to boost profitability in the United States.

Natural Organic Products

The results for the **Natural Organic Products division** increased slightly compared to 2002. The decline in turnover in the animal by-products business was offset by the increase in the gelatin business. Here, the results improved significantly following the acquisition, in early 2003, of two production units, one in the US and the other in Argentina. These acquisitions reinforced Tessenderlo Group's position as the third largest supplier on the international market, accounting for 12 % of global production. The market in gelatin for the food industry increased by between 2 % and 3 %. Sales of hard capsules for the pharmaceutical industry increased. However, the same cannot be said for soft capsules, which are mainly used in micro-encapsulation and other technical applications.
For **Caillaud**, the year was marked by the introduction of new regulations and the gradual withdrawal of public subsidies. The increased prices of the group's services have not yet been able to offset this. The results were significantly lower than in the previous financial years.
A new pet food unit was opened in Javené (France).

Dividend

At the Annual General Meeting on Tuesday, 1 June 2004, the Board of Directors will submit a proposal to keep the net dividend at 0.85 EUR per ordinary share.
The dividend will be payable from Friday, 4 June 2004, upon presentation of coupon No 67.
The total net amount for shares with strips is 0.9633 EUR.

Outlook

Over and above the ongoing cost-cutting measures, any improvement in the results in 2004 will depend largely on a recovery in prices of food phosphates and PVC, two of the group's major products. As far as PVC is concerned, the early part of the year is rather encouraging.

[illegible] Group: Consolidated results (millions EUR)			
	2003	2002	Evolution in %
Turnover	1,972,2	1,933.9	2.0 %
Operating profit	82.2	114.9	- 28.5 %
Financial result	- 14,2	- 15.9	/
Gross ordinary result	68.0	99.0	- 31.3 %
Extraordinary result (1)	8.7	- 1.4	/
Result before taxes	76.7	97.6	- 21,4 %
Taxes (2)	- 38,2	- 27.9	/
Equity method	5	5.4	/
Consolidated profit	43.5	75.1	- 42,2 %
Results share of third parties	/	4,5	/
Results share of the group	43,5	70,6	- 38.5 %
Net cash flow	161.7	206.7	- 21.8 %
Shareholders' equity	756.3	767.9	
Number of shares	27,113,352	26,975,013	
Net profit/Turnover	2.20 %	3.65 %	
Net profit /Average shareholders' equity	5.74 %	9,49 %	

(1) The extraordinary result stems from the restatement of accelerated depreciation
(2) Including deferred taxes

Key figures per division (millions EUR)						
	Turnover		Ebitda		Investments (1)	
	2003	2002	2003	2002	2003	2002
Inorganic Chemicals	534	611	39	71	18	20
Fine Chemicals	261	264	22	34	21	14
PVC & Compounds	341	298	-2	15	19	15
Plastics Converting	523	500	88	86	36	29
Natural Organic Products	313	261	57	53	25	32
Total	1,972	1,934	204	259	119	110

(1) Investments in tangible fixed assets

Figures per share (EUR)			
	2003	2002	Evolution in %
Net profit per share	1,60	2.62	- 38.9 %
Net cash flow per share	5.96	7,66	- 22.2 %
Shareholders' equity (1) per share	27,93	27,57	+ 1,3 %
Net dividend per normal share	0,85	0.85	0 %

(1) Annual average

Website: www.tessenderlogroup.com

Press releases are available in Dutch, English and French at www.tessenderlogroup.com, under «News» and «Investor Relations». The Annual Report and Annual Accounts will be posted on the website in early May.

Financial services

The financial services relating to the Tessenderlo Chemie shares are provided by the following financial institutions: Bank Degroof, Dexia, , Fortis Bank, ING, KBC Bank and Petercam.

Financial calendar

• Results 1st quarter 2004	29 April 2004
• Results 1st half-year 2004	9 September 2004
• Results 3rd quarter 2004	9 November 2004
• General Meeting	1 June 2004
• Payment dividend	4 June 2004

Tessenderlo Group is an international chemicals group with over 115 branches in 22 countries. Around 8,300 people work for the group, 2,300 of whom are located in Belgium. The company's consolidated turnover totalled 1,972 million EUR in 2003, from its five main areas of business (inorganic chemicals, fine chemicals, PVC, plastics converting, natural organic products). The group is a European and world leader in most of its product areas. Tessenderlo Chemie NV is listed on Euronext Brussels and is today part of BEL20, Next 150 and NextPrime .

For further information, please contact:
Mr. Christian Vrebosch, Finance Director, ☎ +32 2 639 18 67
Mrs. Geert Dusar, Manager Corporate Communication ☎ +32 2 639 17 75
Website http://www.tessenderlogroup.com - see Corporate - News